Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

        On September 12, 2016, Farmland Partners Inc. ("FPI"), Farmland Partners Operating Partnership, LP ("FPI OP"), Farmland Partners OP GP LLC ("FPI OP GP"), FPI Heartland LLC ("Merger Sub"), FPI Heartland Operating Partnership, LP ("Merger Partnership"), FPI Heartland GP LLC ("Merger Sub GP"), American Farmland Company ("AFCO") and American Farmland Company L.P. ("AFCO OP") entered into a definitive agreement and plan of merger (the "Merger Agreement"), pursuant to which FPI and AFCO will combine through a merger of AFCO with and into Merger Sub, with Merger Sub surviving the merger (the "Company Merger"), and Merger Partnership will merge with and into AFCO OP with AFCO OP surviving the Merger (the "Partnership Merger" and, together with the Company Merger, the "Mergers").

        Under the terms of the Merger Agreement, each AFCO stockholder will receive 0.7417 shares (the "Exchange Ratio") of FPI's common stock, $0.01 par value per share ("FPI common stock") for each share of AFCO's common stock, $0.01 par value per share ("AFCO common stock") held immediately prior to the effective time of the Company Merger, with cash paid for any fractional share that an AFCO stockholder would otherwise be entitled to receive. Upon the completion of the Company Merger, assuming no change to the number of shares of common stock of FPI or AFCO or the number of FPI OP Units (as defined below) or AFCO OP Units (as defined below) outstanding as of September 30, 2016, continuing FPI common stockholders are expected to own approximately 56.97% of the issued and outstanding shares of common stock of the combined company (the "Combined Company") and former AFCO common stockholders will own approximately 43.03% of the issued and outstanding shares of common stock of the Combined Company on a fully diluted basis. The Company Merger is subject to customary closing conditions, including, among other things, receipt of the approval of both the FPI stockholders and AFCO stockholders. The transactions contemplated by the Merger Agreement, including the Company Merger, are expected to close during the first quarter of 2017.

        The following unaudited pro forma condensed combined financial statements are based on FPI's historical consolidated financial statements and AFCO's historical consolidated financial statements, each of which are included in FPI's and AFCO's Annual Reports on Form 10-K for the year ended December 31, 2015 and Quarterly Reports on Form 10-Q for the quarter ended September 30, 2016. The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2016 and the year ended December 31, 2015 give effect to the transactions contemplated by the Merger Agreement and the disposition of AFCO's Hawk Creek property as if they had occurred on January 1, 2015.

        The unaudited pro forma condensed consolidated financial statements were prepared using the acquisition method of accounting, with FPI considered the accounting acquirer of AFCO. Under the acquisition method of accounting, the purchase price is allocated to the underlying AFCO tangible and intangible assets acquired and liabilities assumed based on their respective fair values, with the excess purchase price, if any, allocated to goodwill.

        The unaudited pro forma condensed combined financial statements set forth below primarily give effect to the following:

  •
  the issuance of 0.7417 newly issued shares of FPI common stock in exchange for each outstanding share of AFCO common stock in connection with the Company Merger;

  •
  the issuance of 0.7417 newly issued Class A units of limited partnership interest in FPI OP ("FPI OP Units") in exchange for each outstanding unit of limited partnership interest in AFCO OP ("AFCO OP Units") in connection with the Partnership Merger;

  •
  the issuance of 0.7417 newly issued shares of FPI common stock in exchange for each fully vested and earned AFCO restricted stock unit ("AFCO RSUs") in connection with the other transactions contemplated by the Merger Agreement;

  •
  application of the acquisition method of accounting in connection with the Mergers based on the preliminary estimated purchase price; and

  •
  estimated transaction costs to be incurred by FPI and AFCO in connection with the Mergers and the other transactions contemplated by the Merger Agreement.

        The pro forma adjustments and the purchase price allocation as presented are based on estimates and certain information that is currently available. The assignment of fair values to AFCO's assets acquired and liabilities assumed has not been finalized, is subject to change, could vary materially from the actual amounts at the time the Mergers are completed, and FPI has not identified all adjustments necessary to conform AFCO's accounting policies to FPI's accounting policies. A final determination of the fair value of AFCO's assets and liabilities, including intangible assets with both indefinite or finite lives, will be based on the actual net tangible and intangible assets and liabilities of AFCO that exist as of the closing date of the Mergers and, therefore, cannot be made prior to the completion of the Mergers. The Exchange Ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the Mergers. As a result, the implied value of the consideration to AFCO stockholders will fluctuate between now and the completion of the Company Merger. However, the value of the consideration to be paid by FPI upon the consummation of the Company Merger will be determined based on the closing price of FPI common stock on the closing date of the Company Merger. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analyses are performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial statements presented below. FPI estimated the fair value of AFCO's assets and liabilities based on discussions with AFCO's management, preliminary valuation studies, due diligence and information presented in AFCO's public filings. Upon completion of the Mergers, final valuations will be performed. Any increases or decreases in the fair value of relevant balance sheet amounts upon completion of the final valuations will result in adjustments to the pro forma balance sheet and/or statements of operations. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

        The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the pro forma condensed combined financial statements.

        The unaudited pro forma consolidated financial statements, although helpful in illustrating the financial characteristics of the Combined Company under one set of assumptions, do not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue, or other factors that may result as a consequence of the Mergers and do not attempt to predict or suggest future results. Specifically, the unaudited pro forma combined statements of operations exclude projected operating efficiencies and synergies expected to be achieved as a result of the Mergers. The unaudited pro forma consolidated financial statements also exclude the effects of costs associated with any restructuring or integration activities or asset dispositions resulting from the Mergers because such costs are currently not known or reasonably capable of estimation, and to the extent costs are incurred with respect to such activities, such costs are expected to be non-recurring and will not have been incurred at the closing date of the Mergers. However, such costs could affect the Combined Company following the Mergers in the period the costs are incurred or recorded. Further, the unaudited pro forma consolidated financial statements do not reflect the effect of any regulatory actions that may impact the results of the Combined Company following the Mergers.

        The unaudited pro forma consolidated financial statements have been developed and should be read in conjunction with:

  •
  the accompanying notes to the unaudited pro forma consolidated financial statements;

  •
  the historical consolidated financial statements of FPI as of and for the year ended December 31, 2015, included in FPI's Annual Report on Form 10-K for the year ended December 31, 2015, and the historical unaudited consolidated financial statements as of and for the nine months ended September 30, 2016, included in FPI's Form 10-Q for the quarter ended September 30, 2016;

  •
  the historical consolidated financial statements of AFCO as of and for the year ended December 31, 2015, included in AFCO's Annual Report on Form 10-K for the year ended December 31, 2015, and the historical unaudited consolidated financial statements as of and for the nine months ended September 30, 2016, included in AFCO's Form 10-Q for the quarter ended September 30, 2016; and

  •
  other filings that FPI and AFCO make with the Securities and Exchange Commission from time to time.

Farmland Partners Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2016
(in thousands)

	FPI Historical	AFCO Historical	Pro Forma Adjustments		Combined Company Pro Forma
ASSETS
Total real estate, net	$588,398	$228,719	$26,399	(a)	$843,516
In place leases	—	—	1,390	(b)	1,390
Deposits	196	—	—		196
Cash	17,189	1,810	—		18,999
Notes and interest receivable, net	2,870	—	—		2,870
Deferred offering costs	250	—	—		250
Deferred financing costs	—	460	(460)	(c)	—
Accounts receivable, net	2,131	2,277	—		4,408
Inventory	378	—	—		378
Other	1,053	514	—		1,567

TOTAL ASSETS	$612,465	$233,780	$27,329		$873,574

LIABILITIES AND EQUITY
LIABILITIES
Mortgage notes and bonds payable, net	$302,393	$75,000	$1,235	(d)	$378,628
Dividends payable	2,515	—	—		2,515
Accrued interest	1,626	—	—		1,626
Accrued property taxes	962	—	—		962
Deferred revenue	5,720	2,398	(1,239)	(e)	6,879
Accrued expenses	3,002	4,418	13,950	(f)	21,370

TOTAL LIABILITIES	$316,218	$81,816	$13,946		$411,980

Redeemable non-controlling interests in operating partnership, preferred units	119,057	—	—		119,057
Total shareholders equity	177,190	151,964	13,383	(g)	342,537

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS IN OPERATING PARTNERSHIP AND EQUITY	$612,465	$233,780	$27,329		$873,574

Farmland Partners Inc.

Unaudited Pro Forma Condensed Statement of Operations

For the nine months ended September 30, 2016

(in thousands except per share amounts)

	FPI Historical (9 Months)	AFCO Historical (9 Months)	Hawk Creek Transaction		Pro Forma Adjustments		Combined Company Pro Forma
OPERATING REVENUES:
Rental income	$16,462	$9,274	$—		$(292)	(i)	$25,444
Tenant reimbursements	276	643	—		—		919
Other revenue	931	84	—		—		1,015

Total operating revenues	17,669	10,001	—		(292)		27,378

OPERATING EXPENSES
Depreciation and depletion	1,102	3,178	(33)	(h)	123	(j)	4,370
Property operating expenses	1,529	1,825	—		—		3,354
Acquisition and due diligence costs	1,818	137	—		—		1,955
General and administrative expenses	4,770	3,608	—		(74)	(l), (k)	8,304
Legal/professional and accounting	882	5,300	—		—		6,182
Other operating expenses	248	—	—		—		248

Total operating expenses	10,349	14,048	(33)		49		24,413

OPERATING INCOME	7,320	(4,047)	33		(341)		2,965

OTHER (INCOME) EXPENSE:
Other income	(133)	(2)	—		—		(135)
Interest expense	7,869	1,240	(58)	(h)	—		9,051

Total other expense	7,736	1,238	(58)		—		8,916

NET (LOSS) INCOME BEFORE LOSS ON SALE OF ASSETS	(416)	(5,285)	91	(h)	(341)		(5,951)
Gain on sale of assets	—	2,163	(2,240)	(h)	—		(77)

NET (LOSS) INCOME BEFORE INCOME TAXES	(416)	(3,122)	(2,149)		(341)		(6,028)
Income tax provision	97	142	—		—		239

NET (LOSS) INCOME	(513)	(3,264)	(2,149)		(341)		(6,267)
Net loss attributable to non-controlling interests in operating partnership	37	506	348	(h)	110	(m)	1,001
Net loss attributable to redeemable non-controlling interests in operating partnership	64	—	—		—		64

Net (loss) income attributable to the Company	(412)	(2,758)	(1,801)		(231)		(5,202)

Nonforfeitable distributions allocated to unvested restricted shares	(72)	—	—		—		(72)
Distributions on redeemable non-controlling interests in operating partnership, common units	(113)	—	—		—		(113)
Distributions on redeemable non-controlling interests in operating partnership, preferred units	(2,057)	—	—		—		(2,057)

Net (loss) income available to common stockholders	$(2,654)	$(2,758)	$(1,801)		$(231)		$(7,444)

Basic and diluted per common share data:
Basic net (loss) income available to common stockholders	$(0.21)	$(0.16)	$(0.11)		$(0.02)		$(0.27)
Diluted net (loss) income available to common stockholders	$(0.21)	$(0.16)	$(0.11)		$(0.02)		$(0.27)
Basic weighted average common shares outstanding	12,663	16,915	16,915		14,896		27,559
Diluted weighted average common shares outstanding	12,663	16,915	16,915		14,896		27,559

Farmland Partners Inc.

Unaudited Pro Forma Condensed Statement of Operations

For the year ended December 31, 2015

(in thousands except per share amounts)

	FPI Historical (12 Months)	AFCO Historical (12 Months)	Hawk Creek Transaction		Pro Forma Adjustments		Combined Company Pro Forma
OPERATING REVENUES:
Rental income	$13,548	$9,581	$—		$(389)	(o)	$22,740
Tenant reimbursements	135	485	—		—		620
Other revenue	73	83	—		—		156

Total operating revenues	13,756	10,149	—		(389)		23,516

OPERATING EXPENSES
Depreciation and depletion	893	2,027	(52)	(n)	2,374	(p)	5,242
Property operating expenses	1,104	1,594	(1)	(n)	—		2,697
Acquisition and due diligence costs	260	—	—		—		260
General and administrative expenses	4,192	13,592	—		(99)	(q), (r)	17,685
Legal and accounting	1,090	1,435	—		—		2,525

Total operating expenses	7,539	18,648	(53)		2,275		28,409

OPERATING INCOME	6,217	(8,499)	53		(2,664)		(4,893)

OTHER (INCOME) EXPENSE:
Other income	(98)	(1)	—		—		(99)
Interest expense	4,616	594	(116)	(n)	—		5,094

Total other expense	4,518	593	(116)		—		4,995

NET INCOME (LOSS) BEFORE LOSS ON SALE OF ASSETS	1,699	(9,092)	169	(n)	(2,664)		(9,888)
Gain / (Loss) on sale of assets	—	(29)	—		—		(29)

NET INCOME (LOSS) BEFORE INCOME TAXES	1,699	(9,121)	169		(2,664)		(9,917)
Income tax provision	10	166	—		—		176

NET INCOME (LOSS)	1,689	(9,287)	169		(2,664)		(10,093)
Net (income) loss attributable to non-controlling interests in operating partnership	(360)	1,413	(26)	(n)	643	(s)	1,670
Net (income) loss attributable to redeemable non-controlling interests in operating partnership	(102)	—	—		—		(102)

Net income (loss) attributable to the Company	$1,227	$(7,874)	$143		$(2,021)		$(8,525)

Nonforfeitable distributions allocated to unvested restricted shares	(80)	—	—		—		(80)
Distributions on redeemable non-controlling interests in operating partnership, common units	(338)	—	—		—		(338)

Net income (loss) available to common stockholders	$809	$(7,874)	$143		$(2,021)		$(8,943)

Basic and diluted per common share data:
Basic net income (loss) available to common stockholders	$0.08	$(0.65)	$0.01		$(0.14)		$(0.36)
Diluted net income (loss) available to common stockholders	$0.08	$(0.65)	$0.01		$(0.14)		$(0.36)
Basic weighted average common shares outstanding	9,619	12,042	12,042		14,896		24,515
Diluted weighted average common shares outstanding	9,629	12,042	12,042		14,896		24,515

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1—Basis of presentation:

        The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the results of the Combined Company following the Mergers and the other transactions contemplated by the Merger Agreement. In addition, the unaudited pro forma combined statement of operations for the nine months ended September 30, 2016 and the year ended December 31, 2015 reflects the disposition of the Hawk Creek property by AFCO on July 27, 2016, prior to the signing of the Merger Agreement as if the disposition occurred on January 1, 2015.

        The Mergers will be accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. As the acquirer for accounting purposes, FPI has estimated the fair value of AFCO's assets acquired and liabilities assumed.

        The unaudited pro forma combined financial statements do not necessarily reflect what the Combined Company's financial condition or results of operations would have been had the Mergers occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of FPI. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

        The unaudited condensed combined pro forma financial information does not reflect the realization of any expected cost savings or other synergies from the acquisition of AFCO as a result of restructuring activities and other planned cost saving initiatives following the completion of the business combination.

Note 2—Preliminary purchase price allocation

        The total preliminary estimated purchase price of approximately $165.3 million was determined based on the number of shares of AFCO common stock and AFCO OP Units as of September 30, 2016. For purposes of the pro forma financial statements, such AFCO common stock and AFCO OP Units are assumed to remain outstanding as of the closing date of the Mergers. Further, no effect has been given to any other new shares of AFCO common stock or AFCO OP Units that may be issued or granted subsequent to the date hereof and before the closing date of the Mergers. In all cases in which FPI's closing stock price is a determining factor in arriving at final consideration for the Mergers, the stock price assumed for the total preliminary purchase price is the closing price of FPI common stock on September 9, 2016 ($11.10 per share), the last day of trading prior to announcement of the Merger Agreement.

        The final purchase price will be computed using the closing price of FPI common stock on the closing date; therefore, the purchase price will fluctuate with the market price of FPI common stock until the Mergers are consummated. As a result, the final purchase price could differ significantly from the current preliminary estimate, which could materially impact the pro forma financial statements. For more information regarding the consideration exchanged in the Company Merger, see "The Merger Agreement—Merger Consideration; Effects of the Company Merger and the Partnership Merger."

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 2—Preliminary purchase price allocation (Continued)

        The following table presents the changes to the value of stock consideration and the total preliminary purchase price based on a hypothetical 10% increase and decrease in the per share price of FPI common stock:

	Price of FPI common stock	Calculated Value of Consideration (in thousands)
As of September 9, 2016	$11.10	$165,347
Increase of 10%	$12.21	$181,883
Decrease of 10%	$9.99	$148,813

        The total preliminary estimated purchase price described above has been allocated to AFCO's tangible and intangible assets acquired and liabilities assumed for purposes of these pro forma financial statements, based on their estimated relative fair values assuming the Mergers were completed on the pro forma balance sheet date presented. The final allocation will be based upon valuations and other analyses for which there is currently insufficient information to make a definitive allocation. Accordingly, the purchase price allocation adjustments are preliminary and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial statements. The final purchase price allocation will be determined after the Mergers are consummated and after completion of a thorough analysis to determine the fair value of AFCO's tangible assets and liabilities, including fixed assets and identifiable intangible assets and liabilities. As a result, the final acquisition accounting adjustments, including those resulting from conforming AFCO's accounting policies to those of FPI, could differ materially from the pro forma adjustments presented herein. The total preliminary purchase price was allocated based on AFCO's historical unaudited consolidated balance sheet as of September 30, 2016, as follows:

Preliminary purchase price allocation (in thousands)
Real estate assets	$255,118
In place leases	1,390
Cash	1,810
Accounts receivable, net	2,277
Other	514
Mortgage notes and bonds payable, net	(76,235)
Prepaid rent	(1,159)
Accrued expenses	(4,418)
Accrued expenses—transaction costs	(8,831)
Employee change of control costs	(5,119)

$165,347

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 3—Pro forma adjustments

        The pro forma adjustments are based on preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

Balance Sheet Adjustments

  a)
  The real estate assets of AFCO have been adjusted to their estimated fair values as of September 30, 2016.

  b)
  Reflects an adjustment for the acquisition value of AFCO's in place leases of $1.39 million to reflect the estimated costs that would be incurred to obtain tenants were leases not in place.

  c)
  AFCO's deferred financing costs of $0.46 million have been eliminated.

  d)
  Mortgage notes and bonds payable are adjusted to recognize the estimated fair value of the debt acquired by FPI. The fair value was estimated based upon contractual future cash flows discounted using borrowing spreads and market interest rates that would have been available for debt with similar terms and maturities.

  e)
  In place leases will be recognized on a GAAP basis upon closing of the Mergers. Deferred revenue is adjusted by $1.2 million to reflect the reduction in straight-line rent as there will be no value assigned in purchase accounting. Leases assumed will be accounted for on a straight-line basis on the closing date of the Mergers.

  f)
  Adjustment represents estimated transaction costs of $13.9 million to be paid by FPI and AFCO prior to, or concurrent with, the closing of the Mergers. These costs consist primarily of fees for investment bankers, legal, accounting, tax and certain filings to be paid to third parties based on actual expenses incurred to date and each party's best estimates of its remaining fees as provided to AFCO and FPI.

  g)
  Adjustment represents an increase of $165.35 million for the issuance of approximately 15 million shares of FPI common stock and OP Units at an assumed value of $11.10 per share, which was FPI's closing stock price per share of common stock on September 9, 2016, offset by the elimination of AFCO's $151.97 million equity balance, as follows (in thousands):

Net equity proceeds from the issuance of 14,896,199 common shares	$165,347
Less: Historical AFCO shareholders' equity as of September 30, 2016	(151,964)

Pro forma adjustment to shareholders' equity	$13,383

Statement of Operations Adjustments—Nine months ended September 30, 2016

  (h)
  On July 27, 2016, prior to the execution of the Merger Agreement, AFCO sold its interest in the Hawk Creek property. These adjustments remove the recurring costs associated with this property from the pro forma income statement along with the non-recurring gain on sale of the Hawk Creek property of $2.24 million.

  i)
  Following the effective time of the Company Merger, FPI will account for the rental revenue associated with the acquired AFCO properties using straight-line recognition for GAAP purposes. This adjustment reflects the adjustment necessary for the reset and commencement of this straight-line rent recognition.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 3—Pro forma adjustments (Continued)

  j)
  Depreciation and amortization is adjusted to remove $3.18 million of historical depreciation and amortization expense and to recognize $3.3 million of depreciation due to the fair value adjustment of the real estate assets along with the amortization of the acquired AFCO leases on a straight-line basis that are valued at fair market value on the closing date of the Mergers. The fair value and useful life calculations are preliminary and subject to change after FPI finalizes review of the specific types, nature, age, condition and location of AFCO's property, plant and equipment. The following table summarizes the changes in the estimated depreciation expense:

Nine months ended September 30, 2016 (in thousands)
Estimated depreciation expense	$3,301
Historical depreciation expense	(3,178)

Pro forma adjustments to depreciation expense	$123

    The estimated depreciation expense was calculated over the following asset classes using the following useful lives:

Estimated useful life
Permanent plantings	20 years
Irrigation improvements	30 years
Drainage improvements	50 years
Other	20 years
In place leases	10 years
  k)
  The effect of elimination of AFCO's deferred financing costs in (c) above is similarly adjusted within the Statement of Operations.

  l)
  FPI expects the Mergers to create general and administrative cost efficiencies but there can be no assurance that such costs will be achieved. As these cost savings are not currently factually supportable, no estimate of any projected cost savings is incorporated.

  m)
  This adjustment reflects the impact of the Mergers and the other transactions contemplated by the Merger Agreement to the holders of non-controlling interests of FPI, determined based on the non-controlling interests expected to be outstanding upon the closing of the Mergers, which is currently estimated at 22% of the outstanding equity of the Combined Company.

Statement of Operations Adjustments—Year ended December 31, 2015

  n)
  On July 27, 2016, prior to the execution of the Merger Agreement, AFCO sold its interest in the Hawk Creek property. These adjustments remove the recurring costs associated with this property from the pro forma income statement.

  o)
  Following the effective time of the Company Merger, revenue associated with the AFCO properties will be recognized on a straight-line basis for GAAP purposes. This adjustment reflects the commencement of the straight-line rent recognition.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 3—Pro forma adjustments (Continued)

  p)
  Depreciation and amortization is adjusted to remove $2.03 million of historical depreciation and amortization expense and to recognize $4.40 million of depreciation due to the fair value adjustment of the real estate assets along with the amortization of the acquired AFCO leases that are valued at fair market value following the effective time of the Company Merger. The fair value and useful life calculations are preliminary and subject to change after FPI finalizes review of the specific types, nature, age, condition and location of AFCO's property, plant and equipment. The following table summarizes the changes in the estimated depreciation expense:

Year Ended December 31, 2015 (in thousands)
Estimated depreciation expense	$4,401
Historical depreciation expense	(2,027)

Pro forma adjustments to depreciation expense	$2,374

    Estimated depreciation expense was calculated over the following asset classes using the following useful lives:

Estimated useful life
Permanent plantings	20 years
Irrigation improvements	30 years
Drainage improvements	50 years
Other	20 years
In place leases	10 years
  q)
  The impact of reduced deferred financing costs in (c) above is similarly adjusted within the Statement of Operations.

  r)
  FPI expects the Mergers to create general and administrative cost efficiencies but there can be no assurance that such costs will be achieved. As these cost savings are not currently factually supportable, no estimate of any projected cost savings is incorporated.

  s)
  This adjustment reflects the impact of the Mergers and the other transactions contemplated by the Merger Agreement to the holders of non-controlling interests of FPI, determined based on the non-controlling interests expected to be outstanding upon the closing of the Mergers, which is currently estimated at 22% of the outstanding equity of the Combined Company.